Ideanomics, Inc.

55 Broadway, 19th Floor

New York, NY 10006

January 9, 2020

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention: Kathryn Jacobson

Robert Littlepage

Paul Fischer

Celeste Murphy

Re: Ideanomics, Inc.

Form 10-K for the Year Ended December 31, 2018 Filed April 1, 2019

Form 10-Q/A for the Quarter Ended March 31, 2019 Filed July 16, 2019

Form 10-Q for the Quarter Ended June 30, 2019 Filed August 14, 2019

File No. 001-35561

Dear Mr. Fischer and Ms. Murphy:

On behalf of Ideanomics, Inc., a Nevada corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on October 16, 2019 (the “Comment Letter”) with respect to the Company’s above referenced Forms.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Form 10-Q/A for Quarter Ended March 31, 2019

Item 2. Management’s Discussion & Analysis of Financial condition and Results of Operations

Selling, general and administrative expenses, page 33

We note your response to comment seven and the disclosure provided in Note 13(d).

Please clarify in MD&A where in your income statement you reported the $837,000 in total salary, severance and other expenses, and advise us.

In response to the Staff’s comment, the severance expense of $837,000 was recorded in SG&A expense. We have updated the MD&A in our Form 10-Q filing for the period ended September 30, 2019 to include an explicit reference to this expense.

Form 10-Q/A for Quarter Ended June 30, 2019

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Digital Currency, page 11

2.       We note your response to comments one and four and your disclosure here under that GTB holders have "the right to access the applications built with GTD Payment Blockchain." In your response to prior comment six in your letter dated July 16, 2019,you stated that "ownership of GTB does not represent a right to access GD's platform." Please help us reconcile the inconsistencies in your statements.

Ownership of GTB provides holders with the right to access applications built within the GTD Payment Blockchain environment. Such applications include software services built on the GTD Payment Blockchain environment.

The response in our letter dated July 16, 2019 further clarifies that GTB ownership does not provide holders with rights or access to the underlying GTD Payment Blockchain codebase nor the ability to make any modifications to the GTD Payment Blockchain or platform via other means. Holders of GTB have access to applications built on the GTD blockchain but not to the blockchain itself. For example the GTD blockchain has a payment application through which holders of GTB can pay for goods and services at participating merchants, we understand that some small retailers located in Singapore will accept GTB as payment.

3.       With respect to your disclosure regarding the conversion of 785,786 GTB to 2,409 Bitcoins and 17,460 Ethereum, please

• disclose your basis for determining the values of the digital currencies and any resultant gain or loss;

The values of GTB denominated Bitcoins and GTB denominated Ethereum are based on the market price provided by the Asia EDX exchange on the date of each transaction, net of transaction costs paid to the Asia EDX exchange. The value of GTB denominated Bitcoins and GTB denominated Ethereum is equal to the cost basis of the GTB prior to conversion  . The Company accounted for the conversion as a nonmonetary transaction, and there was no gain or loss recognized on the conversion. As of September 30, 2019, the value of GTB denominated Bitcoins (BTC) was $23,058,645.52 , and the value of GTB denominated Ethereum (ETH) was $3,779,466.

• explain the means, process and methods by which the exchanges were initiated and effected in great detail;

The exchanges were initiated via the Asia EDX exchange, where Ideanomics, Inc. has an account. The conversion of GTB took place over the period April 3, 2019 thru November 4, 2019 in order to minimize the impact on price fluctuation in the Asia EDX exchange. During a portion of the conversion period, the Asia EDX exchange instituted a maximum daily GTB conversion of CNY ¥200,00 (based on the market price provided by the Asia EDX exchange), which further restricted the rate of conversion; this cap has since been removed. Ideanomics, Inc. utilized the Asia EDX exchange to post sell offers and match with buyers via the open market.

The operational process followed to execute a conversion on the Asia EDX exchange is as follows

•	The company holds its GTB in a GTD wallet. When we want to convert GTB to BTH & ETH a transfer is made from the GTD wallet to the Asia EDX exchange.
•	All conversion transactions are executed on the Asia EDX exchange
•	One employee is designated with the day to day operational responsibility for GTB
•	This employee had a standing instruction to convert on a regular basis, normally daily, an amount of GTB into BTC & ETH. Management would periodically change the amount to be converted. No conversion trades have been executed since November 4, 2019 as management considered the exchange rate between GTB and BTC & ETH to be unfavorable.
•	The employee signs in on their company laptop and initiates the daily conversion in the amounts agreed. Sign-in is by way of a typical username and password combination.
•	Once the conversion trades have been initiated, the employee brings their laptop to the corporate controller who enters the corporate password for the Company’s account on the Asia EDX exchange and approves the transaction.
•	At the end of each day the corporate controller reviews the movements on the company’s account and confirms that all activity is authorized and valid.

• identify your subsidiary and its major counter parties in the exchange transactions, as well as their respective locations if known; and

Ideanomics, Inc. entered into the exchange transactions via the Asia EDX exchange, and counterparties were matched via the exchange’s matching engine. As part of each transaction, the Asia EDX exchange was paid a fee deducted from the assets converted. The major counterparties to the Company in the exchange transactions and their respective locations are not known. No consolidated subsidiaries of Ideanomics, Inc. were party to this exchange, or any transactions, conversions, or holding of GTB.

• how such counterparties will be able to monetize and distribute their GTB holdings.

As noted in Item 1A. Risk Factors of our September 30, 2019 10-Q, the Asia EDX exchange has not permitted us to convert any part of our holdings of GTB, Bitcoin & Ethereum to fiat. The Asia EDX exchange is, to date, the only cryptocurrency exchange currently making markets for GTB and does not currently offer fiat pairs to any user. We are in regular contact with the Asia EDX exchange regarding the ability to convert some or all of our holdings to fiat, and we have been informed that the exchange plans to introduce a capability to allow convertibility into fiat. It is possible that the Asia EDX exchange may never allow GTB, Bitcoin & Ethereum held at the exchange to be converted into fiat or it may take an extended period of time to convert GTB, Bitcoin & Ethereum to fiat.

In addition, because converting our holdings to fiat currency will likely take an extended period of time, if the Asia EDX exchange were to cease operations or no longer quote GTB, there would be no trading platform for GTB, and it would likely be impossible to convert GTB into fiat currency.   Additionally, on page 19 of our September 30, 2019 10-Q in the Notes to Unaudited Consolidated Financial Statements in the section dealing with Digital Currency we included the following sentence – “The company is unable to predict when our cryptocurrency holdings will be convertible into fiat and consequently does not consider them to be part of the company’s liquid resources”

4.       We note your statements that GTB has been actively trading on Asia EDX Exchange. Please provide us a year-to-date trading history of GTB on the Asia EDX Exchange, including as of each trading date, its price (open, high, low, close), volume, its circulating supply, and market cap. Include a link to an independent third party which contains the requested information.

The Asia EDX exchange does not offer historical pricing or trade history via its website (https://www.asiaedx.com/#/). The requested information is not provided from an independent third party. In order to maintain appropriate books and records. Ideanomics, Inc. maintains a price history file of the daily GTB/BTC price sourced from the Asia EDX exchange, including the open, high, low, close, and volume for each day. 10pm EST was used as the close time, as the Asia EDX exchange does not close. These files are attached.

Note 5, Accounts Receivable, page 15

We note your response to comment five. On page 26, under Concentration of Credit Risks, you disclosed that as of June 30, 2019 and December 31, 2018, the Company's cash was held by financial institutions (located in the PRC, Hong Kong, the United States and Singapore). It is unclear to us why the closing and reopening of any one bank account can affect certain customers' ability to pay. Tell us why the subject bank account was closed, why you are experiencing a delay in reopening it, and why your customers' payments cannot be diverted to any of the other bank accounts. Additionally, tell us in detail what your options are in connection with your right to enforce payment.

In response to the Staff’s comment, Amer was a joint venture in which Ideanomics’ owned 55% of the equity and had control of the Board. Given that Amer was a joint venture, rather than a wholly owned subsidiary, it was determined that having another Ideanomics’ entity receive the cash on behalf of Amer would potentially give rise to tax and regulatory reporting issues and consequently it was decided not to pursue the option of having customer payments sent to a bank held by another entity in the Ideanomics corporate structure.

The Amer subsidiary was sold on August 31, 2019. The disposal was disclosed in note 5 (h) in our Form 10-Q filing for the quarter ended September 30, 2019.

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (212) 206-1216 or William N. Haddad, Esq. of Venable LLP, counsel to the Company at (212) 503-9812.

Very truly yours,

/s/ Alfred Poor
Alfred Poor
Chief Executive Officer

cc:	William N. Haddad, Esq., Venable LLP